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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Rapattoni Corporation Setting Standards for Real Estate Management With Upgrade To Magic Software’s eDeveloper

Companies Sign Premier Partnership Agreement For Development and Integration

Irvine, California (June 24, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that it has entered a long-term agreement to provide application development and integration technology to independent software vendor, Rapattoni Corporation. Rapattoni is a leading provider of real estate association management and multiple-listing software (MLS).

Under the terms of the agreement Magic Software will provide development and deployment licenses, maintenance, support and training to Rapattoni Corporation for more than $300,000 over the next three years.

Rapattoni utilizes eDeveloper, Magic Software’s leading application development and integration environment (www.magicsoftware.com/edeveloper), to enable its clients to operate their own multiple listing services, from the association's Web page. This Web-based application service provider (ASP) model replaces traditional MLS systems, and gives control of MLS systems back to the associations they are designed to serve.

Andy Rapattoni, Rapattoni's President, stated, “We are pleased with Magic Software’s strategy to provide open standards technology for application development and integration, allowing us to implement next-generation functionality within existing applications. With the Premier Partner agreement we have signed Magic Software, we will continue to provide superior technology for Realtors©, in keeping with our motto of ‘Setting the Standard.’”

Rapattoni’s multiple-listing software can be operated as a stand-alone system, as a regional MLS, or as a regional MLS with autonomous local-association MLS management. Rapattoni can physically host the system, allowing associations to choose between managing the computing infrastructure, or hosting it in an ASP model. Rapattoni MLS can economically and efficiently operate an MLS as small as 25 agents or as large as 100,000 agents.

“We are delighted to see Rapattoni Corporation upgrade to the latest release of eDeveloper to offer their services in an ASP model,” said Oren Inbar, chief executive officer of Magic Software Enterprises North American Subsidiary. “Rapattoni MLS is another outstanding example of how a business solution created utilizing earlier versions of our development technology, is superbly positioned to quickly incorporate new technologies and open standards to meet changing customer requirements."

About Rapattoni Corporation

Rapattoni Corporation has been serving the real estate industry since 1970. Its real estate association customers represent more than 80% of the membership of the National Association of REALTORS®. Rapattoni's offices and state-of-the-art Internet hosting center are located in Simi Valley, California. The company maintains a large staff that includes software engineers, network engineers, Internet and communications experts, training specialists, call center support specialists, and technical writers and producers of multimedia training programs. The company's Web site is http://www.rapattoni.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 24 June, 2003